New 3D Technologies Inc.

Financial Statements and Report

July 31, 2021 and 2020

Table of Contents



Independent Accountant's Review Report

Brad Gouldthorpe
New 3D Technologies Inc.
Rochester, NY

We have reviewed the accompanying financial statements of New 3D Technologies Inc. (the company), which comprise the balance sheets as of July 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of New 3D Technologies Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



_____

Philip Debaugh, CPA

OWINGS MILLS, MD
August 2, 2022

New 3D Technologies Inc.
Balance Sheet (Unaudited)
As of July 31, 2021 and 2020

	Note	2021	2020
		$	$
Assets			
Current Assets			
Cash and cash equivalents	1.f	38,501	272,039
Receivables	1.h	200,000	-
Employee Retention Credit receivable		35,572	-
Other current assets		1,500	275
Total Current Assets		275,573	272,314
Noncurrent Assets			
Intangible assets, net	2	-	321
Total Noncurrent Assets		-	321
Total Assets		275,573	272,635
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued expenses	3	165,587	263,716
Total Current Liabilities		165,587	263,716
Noncurrent Liabilities			
PPP Loan	4	14,800	25,800
Total Noncurrent Liabilities		14,800	25,800
Total Liabilities		180,387	289,516
Stockholders' Equity	5		
Common Stock, 20,000,000 shares authorized, 9,984,684 and 9,962,117 shares outstanding at July 31, 2021 and 2020, respectively; par value of $0.01		99,847	99,621
Stock Warrants		499,356	499,356
Additional paid-in capital		8,409,688	8,409,688
Accumulated Deficit		(8,913,705)	(9,025,546)
Total Stockholders' Equity		95,186	(16,881)
Total Liabilities & Stockholders' Equity		275,573	272,635

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

New 3D Technologies Inc.
Statement of Income (Unaudited)
For the years ended July 31, 2021 and 2020

	2021	2020
	$	**$**
Revenues	412,699	651,958
Cost of Revenues	36,995	80,271
Gross Profit (Loss)	375,704	571,687
Operating Expenses		
Salaries and wages	125,479	17,600
Payroll taxes	11,877	3,356
Advertising and promotion	48,145	12,574
Legal and other professional fees and services	73,545	84,001
Rent	14,892	15,354
Training	20,535	2,446
Office supplies	5,905	10,671
Communications and information technology	2,252	389
Insurance	5,912	14,080
Meals and entertainment	60	786
Taxes other than income taxes	500	84
Travel	1,024	7,758
Utilities	1,120	3,425
Intangible asset amortization	320	-
Fines and penalties	200	8,168
Other operating (income) expense	3,891	24,910
Total Operating Expenses	315,657	205,602
Operating Income (Loss)	60,047	366,085
Other Income		
Other income	51,794	2,493
Net Income (Loss)	111,841	368,578

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

New 3D Technologies Inc.

Statement of Changes in Stockholders' Equity

For the years ended July 31, 2021 and 2020

	Common Stock Shares	Common Stock Amount $	Additional Paid-In Capital $	Accumulated Deficit $	Stock Warrants $	Total Stockholders' Equity $
Balance at August 1, 2019	9,962,117	99,621	8,409,688	(9,394,124)	499,356	(385,459)
Net income (loss)	0	-	-	368,578	-	368,578
Balance at July 31, 2020	9,962,117	99,621	8,409,688	(9,025,546)	499,356	(16,881)
Net income (loss)	0	-	-	111,841	-	111,841
Issuance of common stock	22,567	226	-	-	-	226
Balance at July 31, 2021	9,984,684	99,847	8,409,688	(8,913,705)	499,356	95,186

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See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

New 3D Technologies Inc.
Statement of Cash Flows (Unaudited)
For the years ended July 31, 2021 and 2020

	2021	2020
	$	**$**
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	111,841	368,578
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	320	-
(Gain) loss on extinguishment of debt	(11,000)	-
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	(10,680)	-
(Increase) decrease in operating assets, net of effects of businesses acquired		
Accounts receivable	(200,000)	-
Employee Retention Credit receivable	(35,572)	-
Other assets	(1,225)	(275)
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	(98,128)	1,208
Net Cash Provided by (Used in) Operating Activities	(233,764)	369,511
Cash Flows from Financing Activities		
Proceeds from PPP Loan	-	25,800
Repayment of debt	-	(123,272)
Proceeds from issuance of common stock	226	-
Net Cash Provided by (Used in) Financing Activities	226	(97,472)
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(233,538)	272,039
Cash, cash equivalents, and restricted cash at beginning of year	272,039	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	38,501	272,039

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

New 3D Technologies Inc.
Notes to the Financial Statements
For the years ended July 31, 2021 and 2020

1. Summary of significant accounting policies

a. Nature of operations

New 3D Technologies Inc. (the Company) is a developer and manufacturer of digital display devices that show images in 3 dimensions without the need for special glasses or other viewing aids. The Company collects revenue from sales of product (display monitors or TV's) and contracts to build or refine existing products or explore development of new ones.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

d. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

New 3D Technologies Inc.
Notes to the Financial Statements
For the years ended July 31, 2021 and 2020

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Financial instruments consist principally of cash, accounts payable, accrued liabilities and other debt. The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. The Company's cash is held in business checking and money market accounts.

g. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

New 3D Technologies Inc.
Notes to the Financial Statements
For the years ended July 31, 2021 and 2020

The Company uses a July 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The following table outlines the estimated balances in deferred tax assets of the Company at July 31, 2021 and 2020:

Description	2021	2020
	$	$
Deferred tax asset:	-	-
Net operating loss carryforward	3,446,898	3,548,196
Gross deferred tax asset	3,446,898	3,548,196
Valuation allowance	(3,446,898)	(3,548,196)
Deferred tax asset, net	-	-

h. Receivables

As of December 31, 2021 the Company had $200,000 in receivables from its contract with the United States Airforce for completion of milestone objectives. Allowance for doubtful accounts is calculated based on the aging of the Company's accounts receivable, historical experience, current and future short-term business conditions and management judgment. The Company writes off accounts receivable against the allowance when the Company determines a balance is uncollectible and no longer actively pursues collection of the receivable. As of December 31, 2021 management determined that no allowance was necessary for the receivable balance.

New 3D Technologies Inc.
Notes to the Financial Statements
For the years ended July 31, 2021 and 2020

i. Long-lived asset impairment

The Company reviews its long-lived assets, including finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income.

At July 31, 2021, management was not aware of any other events or circumstances indicating the Company's long-lived assets would not be recoverable.

j. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company receives revenue through a number of methods, including sales of product, andd contracted development work building 3D monitors to meet unique needs. Contracts have been with government and commercial customers. Revenue is recognized upon completion of contracted milestone achievements and delivery of the final product. Revenue from product sales is recognized upon receipt of payment.

k. Comprehensive income

The Company does not have any comprehensive income items other than net income.

l. Cost of sales

New 3D Technologies Inc.
Notes to the Financial Statements
For the years ended July 31, 2021 and 2020

Cost of sales includes product costs and items purchased for the construction of monitors associated with customer contracts and labor to support those contracts.

2. Trademark intangible assets

The Company's intangible assets consist of three patents that have been assigned a useful life of 20 years. The balance of these intangible assets is as follows as of July 31, 2021 and 2020.

	2021	2020
	$	$
Patents	47,530	47,530
Accumulated amortization	(47,530)	(47,209)
Intangible assets, net	-	321

3. Accounts payable and accrued liabilities

Accounts payable and accrued expenses consist of the following:

	2021	2020
	$	$
Accounts payable and accrued expenses		
Trade accounts payable	36,386	88,411
Accrued credit card liabilities	22,547	22,172
Accrued payroll and related benefits	17,350	44,138
Compensation owed to deceased officer's estate	89,304	103,304
Other accrued expenses	-	5,691
Total	165,587	263,716

4. PPP Loan

In May 2020, the Company received loan proceeds in the amount of $25,800 under the Paycheck Protection Program (PPP) which was established as part of the Coronavirus Aid, Relief and Economic Security (CARES) Act and is administered through the Small Business Administration (SBA). During fiscal year 2021, the Company received notification from the SBA that they had been granted $11,000 in forgiveness of the loan and has recorded forgiveness of the principal as Other Income for the year ended July 31, 2021. The Loan

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New 3D Technologies Inc.
Notes to the Financial Statements
For the years ended July 31, 2021 and 2020

matures 5 years from the date of the first disbursement and bears interest at a rate of 1.00% per annum, payable monthly.

Principal repayments on the remaining balance of the PPP loan for the next five years are as follows:

	$
2022	3,600
2023	3,600
2024	3,600
2025	600
Total	11,400

5. Stockholders' equity

Under the articles of incorporation, the total number of Common Shares of stock that the Company shall have authority to issue is 20,000,000 shares with a $0.01 par value per share.

As of July 31, 2021 and 2020 the total number Common Shares issued and outstanding was 9,984,684 and 9,962,117, respectively.

During 2014, the Company issued 226,966 warrants to shareholders. The warrants entitle the holder to purchase one share of common stock at an exercise price equal to $0.05 per share at any time on or after the "Initial Exercise Date" and on or prior to the close of business on December 8, 2024.(the "Termination Date"). Management determined that the warrants are not callable for cash upon a fundamental transaction at the option of the holder and as such required classification as equity pursuant to ASC 480 "Distinguishing liabilities from Equity". In accordance with the accounting guidance, the outstanding warrants are recognized as equity on the balance sheet and are measured at their inception date fair value.

During 2016, the Company issued 285,720 to shareholders. The warrants entitle the holder to purchase one share of common stock at an exercise price equal to $0.01 per share at any time on or after the "Initial Exercise Date" and on or prior to the close of business on January 12, 2026 (the "Termination Date"). The fair value of the warrant liabilities was measured using the Black-Scholes model.

Significant inputs into the model at the inception and reporting period measurement dates are as follows:

New 3D Technologies Inc.
Notes to the Financial Statements
For the years ended July 31, 2021 and 2020

	Input
Stock Price	$1.00
Average Exercise Price	$0.0277
Average Time to Maturity (years)	6.52
Annual Risk-Free Interest Rate	3.15%
Annualized Volatility	33%
Fair Value of Warrants	$0.974

During the years ending July 31, 2021, and 2020, none of the warrants have been exercised. The total number of outstanding warrants was 512,686 at July 31, 2021 and July 31, 2020.

6. Revenue

Revenues consist of the following for the fiscal years ending July 31, 2021 and 2020:

	2021	2020
	$	$
Product Sales	112,699	103,708
R&D Contract Revenue	300,000	548,250
Total Revenue	412,699	651,958

7. Equity incentive plans

The Company's Board of Directors adopted a revised Stock Option Grant Plan in 2020. The grants carry varying vesting schedules and all grants under this plan have an expiration date 10 years following the approval date. The Company accounts for stock options under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

The Company's stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of July 31, 2021	Input
Expected life (years)	10
Risk-free interest rate	3.15%
Expected volatility	33%
Annual dividend yield	0.0

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is based on the expiration date of the grants. The Company determined the expected volatility assumption for options granted used was an estimate based on past performance of estimated stock value. The Company will continue to monitor relevant factors used to measure expected volatility for future stock option grants. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

As no options have vested, the Company has not recognized any stock option expense for the years ended July 31, 2021 and 2020.

A summary of the Company's stock options activity is provided below:

New 3D Technologies Inc.
Notes to the Financial Statements
For the years ended July 31, 2021 and 2020

	Total Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term
Outstanding at beginning of the year	0	0.00	0	0.00
Granted	89,786	0.86	77,658	0.00
Exercised	0	0.00	0	0.00
Expired/Cancelled	0	0.00	0	0.00
Outstanding at July 31, 2020	89,786	0.86	77,658	7.42
Exercisable Options at July 31, 2020	89,786	0.86	77,658	7.42
Outstanding at beginning of the year	89,786	0.86	77,658	7.42
Granted	18,609	1.33	13,026	0.00
Exercised	0	0.00	0	0.00
Expired/Cancelled	0	0.00	0	0.00
Outstanding at July 31, 2021	108,395	0.88	90,684	7.62
Exercisable Options at July 31, 2021	108,395	0.88	90,684	7.62

8. Subsequent events

On December 11, 2021 a sum of 50,000 options with an exercise price of $0.74 per share were issued to an employee. On February 22, 2022, a sum of 30,000 options with an exercise price of $0.30 per share were issued to an employee.

Management evaluated all activity of the Company through August 2, 2022 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.